SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)
     INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. 1)(1)

                          MERCURY WASTE SOLUTIONS, INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
          ------------------------------------------------------------
                         (Title of Class and Securities)

                                   589413 10 3
          ------------------------------------------------------------
                                 (CUSIP Number)

                                 Brad J. Buscher
                           302 North Riverfront Drive
                            Mankato, Minnesota 56001
                                 (507) 345-0522

                                 With a copy to:
                             Douglas T. Holod, Esq.
                       Maslon Edelman Borman & Brand, LLP
                             3300 Wells Fargo Center
                             90 South Seventh Street
                           Minneapolis, MN 55402-4140
                              Phone: (612) 672-8200
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 2002
          ------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)


-----------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 589413 10 3                       13D                          Page 2 of 6

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Brad J. Buscher

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                  (a) ( )
                                                                  (b) ( )

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
                  PF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                            ( )

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

--------------------------------------------------------------------------------
                                7.   SOLE VOTING POWER

           NUMBER OF                 2,127,242
            SHARES              ------------------------------------------------
         BENEFICIALLY           8.   SHARED VOTING POWER
           OWNED BY
             EACH                    0
           REPORTING            ------------------------------------------------
            PERSON              9.   SOLE DISPOSITIVE POWER
             WITH
                                     2,127,242
                                ------------------------------------------------
                                10.  SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,127,242
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                                              (X) (See Annex A)

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  48.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           IN

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, $.01 par value, of Mercury Waste Solutions, Inc., a Minnesota corporation (the "Company"). The address of the Company's principal executive office is 302 North Riverfront Drive, Mankato, MN 56001.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) Brad J. Buscher, the person filing this Schedule 13D (the "Reporting Person"), is the Chairman of the Board and Chief Executive Officer of Mercury Waste Solutions, Inc. (the "Issuer"). His business address is 302 North Riverfront Drive, Mankato, MN 56001.

         (d)-(e) During the last five years, the Reporting Person has not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person used personal funds to obtain the shares of Common Stock which he holds directly.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person is presently considering acquiring shares of the Company's Common Stock for the purpose of influencing the control of the Company. No assurance can be given that the Reporting Person will acquire such additional shares.

         Although the foregoing represents activities presently contemplated by the Reporting Person with respect to the Company, it should be noted that the possible activities of the Reporting Person are subject to change at any time and there is no assurance that the Reporting Person will actually purchase additional Common Stock or seek to influence or obtain control of the Company. Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         (a), (b) The Reporting Person beneficially owns and has sole voting power with respect to 2,127,242 shares of Common Stock, including 100,000 shares issuable upon exercise of a warrant (at $3.75 per share) and 70,000 share issuable upon exercise of a warrant (at $1.44 per share), owned by Bankers American Capital Corporation, a Minnesota corporation wholly-owned by the Reporting Person. Also includes 600 shares of Convertible Preferred Stock owned by Bankers American Capital Corporation which is convertible into a maximum of 696,000 shares of Common Stock

         Does not include 100,000 shares owned by an Irrevocable Trust for the benefit of the reporting person's children. The Reporting Person is not a trustee of this trust, has no voting power over these shares and disclaims beneficial ownership of these shares.

         (c) Banker's American Capital Corporation acquired 20,000 shares in connection with a loan foreclosure on December 14, 2001. The closing price on the date of the transaction was $0.40 per share. On November 14, 2001, the Reporting Person forfeited an option to purchase 30,000 shares at $3.625 in consideration for $100.

         (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 29, 2002


/s/ Brad J. Buscher
----------------------------------------
Brad J. Buscher

                                     ANNEX A

The filing of this report shall not be construed as an admission by the person identified in Item 2(a) that, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act, he is the "beneficial owner" of any equity securities listed below; and such person expressly disclaims that he is part of a "group."

------------------------------------- ----------------------- -----------------------------------
Record Owner's Relationship           Record Owner's          Number of Shares
to Reporting Person                   Type of Ownership
------------------------------------- ----------------------- -----------------------------------
Irrevocable Trust for Reporting       Indirect                100,000 shares (1)
Person's Children
------------------------------------- ----------------------- -----------------------------------
Banker's American Capital             Indirect                Warrants to purchase an aggregate
Corporation, a Minnesota                                      of 170,000 shares (2)
corporation, wholly-owned by the
Reporting Person                                              600 shares of Convertible
                                                              Preferred Stock (convertible into
                                                              a maximum of 696,000 shares of
                                                              Common Stock) (2)
------------------------------------- ----------------------- -----------------------------------

(1) These shares are not reported in Item 4(a) and are noted here for information only.
(2) These shares are included in Item 4(a).